# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Datacentrex, Inc., CIK 0001853825
CUSIP: 256918103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 470 W. 200 N., Suite 18, Salt Lake City, Utah (UT), 84103
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002139538

## Reporting persons
- James L. Stafford: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 2,474,253; shared voting power 0; sole dispositive power 2,474,253; shared dispositive power 0; aggregate amount beneficially owned 2,474,253 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Datacentrex, Inc.
Address of issuer's principal executive offices: 470 W. 200 N., Suite 18, Salt Lake City, UT 84103

## Item 2. Person Filing
Name of person filing: James L. Stafford
Address of principal business office or, if none, residence: West Bay St., Unit #4-910, Nassau, Bahamas
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover page.
Percent of class: See row 11 of the cover page.
Sole power to vote or to direct the vote: See row 5 of the cover page.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover page.
Shared power to dispose or to direct the disposition:
See row 8 of the cover page.

Percent of class owned is based on 38,873,626 shares of common stock outstanding as of May 14, 2026 (as disclosed in the Issuer's Form 10-Q filed with the SEC on May 14, 2026).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- James L. Stafford: /s/James L. Stafford, James L. Stafford (06/15/2026)